

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

Via E-mail
Ryan Siurek
Principal Accounting Officer
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251

> **Re:** **Sprint Nextel Corporation**
> **Form 10-K for fiscal year ended December 31, 2010**
> **And Documents Incorporated by Reference**
> **Filed February 24, 2011**
> **File No. 001-04721**

Dear Mr. Siurek:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2010

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Executive Compensation, page 26

Short-Term Incentive Compensation Plan ("STIC"), page 26

1. We note your disclosure on page 29 that disclosure of your 4G performance targets would result in competitive harm to you. Please provide an analysis as to why disclosure of your 4G subscriber performance targets would cause you competitive harm when disclosure of the performance targets will occur after the actual 4G subscriber figures for 2010 would have been disclosed in your periodic report filings. We note your disclosure that during 2010, your 4G subscriber base significantly exceeded your target achievement

level for this objective, thus resulting in a payout significantly exceeding the target payout level for this objective.

2. We note your disclosure on page 29 that the compensation committee established an annual Section 162(m) objective for certain of the named executive officers, based on a small fraction of a percentage of your adjusted operating income excluding depreciation and that the committee exercised its discretion to make payments at levels below that objective for 2010. Please disclose this objective and explain how this objective is used with respect to both your STIC plan and your LTIC plan.

Use of Proxy Statement and Market Survey Benchmarking Data, page 33

3. In future filings, discuss each of your named executive officers' total targeted compensation in relation to the median of your peer group. For fiscal year ended December 31, 2010, please tell us which executive officer's total targeted compensation for 2010 was below the median of your peer group. Additionally, identify the four officers whose total targeted compensation for 2010 was above the median of your peer group.

Grants of Plan-Based Awards, page 42

4. Please tell us whether you include the target opportunity for each named executive officer of performance-based restricted stock units (RSUs) granted under your 2010 long-term incentive compensation plan in the column titled "Estimated Future Payouts Under Equity Incentive Plan Award". If not, please revise your table to reflect each named executive officer's target opportunity under this column. In the alternative, tell us why you believe your performance-based restricted stock units should be reported in the "All Other Stock Awards" column.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
       Stefan Schnopp